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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

WHEATON RIVER MINERALS LTD.
(Name of subject company)

WHEATON RIVER MINERALS LTD.
(Name of person filing statement)

COMMON SHARES
(Title of class of securities)

962902102
(CUSIP Numbe of class of securities)

Peter Barnes
Executive Vice-President and Chief Financial Officer
Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6
Canada
(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

Gerald D. Shepherd
Davies Ward Phillips & Vineberg LLP
625 Madison Ave., 12th Floor
New York, New York 10022
(212) 588-5500

☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

The purpose of this Amendment No. 7 (this "Amendment") is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Wheaton River Minerals Ltd., an Ontario corporation ("Wheaton"), with the Securities and Exchange Commission ("SEC") on December 29, 2004, as amended (as so amended, the "Schedule 14D-9"), in respect of the Goldcorp Offer (as defined in the Schedule 14D-9). This Amendment No. 7 is being filed to amend the information provided in Items 3, 4 and 9 of the Schedule 14D-9.

Item 3.        Past Contacts, Transactions, Negotiations and Agreements

The information set forth under the caption "Background to the Goldcorp Offer — Goldcorp" in the Wheaton Directors' Circular dated December 29, 2004, included as Exhibit (a)(1) to the Schedule 14D-9 (the "Directors' Circular"), is hereby amended by adding the following language at the end thereof:

    "At a shareholders' meeting on February 10, 2005, Goldcorp Shareholders voted to approve the Goldcorp Offer. Following the Goldcorp Shareholders' meeting, Glamis Gold Ltd. announced that it intended to allow the Glamis Offer to expire as scheduled on February 24, 2005, since the Glamis Offer was conditional upon, among other things, the Goldcorp Shareholders not approving the Goldcorp Offer."

The information set forth under the caption "Agreements with Goldcorp — Acquisition Agreement — Proceeding with a Superior Proposal" in the Directors' Circular is hereby amended by adding the following language at the end thereof:

    "At a shareholders' meeting on February 10, 2005, Goldcorp Shareholders voted to approve the Goldcorp Offer. Following the Goldcorp Shareholders' meeting, Glamis Gold Ltd. announced that it intended to allow the Glamis Offer to expire as scheduled on February 24, 2005, since the Glamis Offer was conditional upon, among other things, the Goldcorp Shareholders not approving the Goldcorp Offer."

Item 4.        The Solicitation or Recommendation

The information set forth under the caption "Recommendation of the Board of Directors" in the Directors' Circular is hereby amended by inserting the following paragraph at the end thereof:

    "In a press release dated February 10, 2005, the Board of Directors of Wheaton reaffirmed its recommendation that the Wheaton Shareholders ACCEPT the Goldcorp Offer and TENDER their Wheaton Shares to the Goldcorp Offer."

Item 9.        Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.	Description
(a)(16)	Press release issued by Wheaton on February 10, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 11, 2005.

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SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

WHEATON RIVER MINERALS LTD.

	By:	/s/ PETER BARNES Name: Peter Barnes Title: Chief Financial Officer

Dated: February 11, 2005

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Directors' Circular, dated December 29, 2004, including the Merrill Lynch Fairness Opinion, dated December 20, 2004.*
(a)(2)	Press Release issued by Wheaton on December 6, 2004.*
(a)(3)	Transcript of Joint Conference Call of Wheaton and Goldcorp held on December 6, 2004.*
(a)(4)	Material Change Report of Wheaton dated December 13, 2004.*
(a)(5)	Press Release issued by Wheaton on December 24, 2004.*
(a)(6)	Press release issued by Wheaton on January 24, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on January 24, 2005.*
(a)(7)	Press release issued by Wheaton on January 26, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on January 27, 2005.*
(a)(8)	Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.*
(a)(9)	Transcript of Joint Conference Call of Wheaton and Goldcorp held on January 27, 2005.*
(a)(10)	Press release issued by Wheaton on February 4, 2005, incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 7, 2005.*
(a)(11)	Addition to Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.*
(a)(12)	Consent and Agreement, dated February 7, 2005, by and between Wheaton and Goldcorp.*
(a)(13)	Press release, dated February 7, 2005, issued by Wheaton incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 8, 2005.*
(a)(14)	Merrill Lynch Fairness Opinion dated February 7, 2005.*
(a)(15)	Addition to Powerpoint Slide Presentation of Goldcorp, Inc. entitled "Goldcorp + Wheaton — the Superior Alternative", dated January 25, 2005.*
(a)(16)	Press release, dated February 10, 2005, issued by Wheaton incorporated herein by reference to the Form 6-K furnished by Wheaton to the SEC on February 11, 2005.
(e)(1)	Standstill and Confidentiality Agreement, dated December 3, 2004, between Wheaton and Goldcorp.*
(e)(2)	Letter of Intent, dated December 5, 2004, between Wheaton and Goldcorp.*
(e)(3)	Acquisition Agreement, dated December 23, 2004, between Wheaton and Goldcorp.*
(e)(4)	Employment Agreement, dated March 5, 2002, by and between Wheaton and Ian W. Telfer.*
(e)(5)	Employment Agreement, dated May 1, 2003, by and between Wheaton and Peter Barnes.*
(e)(6)	Employment Agreement, dated August 25, 2002, by and between Wheaton and Eduardo Luna.*
(e)(7)	Employment Agreement, dated February 20, 2003, by and between Wheaton and Russel Barwick.*
(e)(8)	Acknowledgment and Agreement, dated January 20, 2005, by and between Wheaton and Goldcorp.*
*
Previously filed.

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Explanatory Note
SIGNATURE
EXHIBIT INDEX